1875 K Street, N.W.
Washington, DC 20006

Tel: 202 303 1000
Fax: 202 303 2000

October 24, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 333-97598
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 335

Ladies and Gentlemen:

On behalf of the Company, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 335 (the “Amendment”) to the Company’s Registration Statement on
Form N-1A. The Amendment relates to the following series of the Company (each, a “Fund” and collectively, the “Funds”):

iShares MSCI Austria Capped ETF;

iShares MSCI Brazil Capped ETF;

iShares MSCI Chile Capped ETF;

iShares MSCI Italy Capped ETF;

iShares MSCI Mexico Capped ETF;

iShares MSCI South Korea Capped ETF;

iShares MSCI Spain Capped ETF;

iShares MSCI Switzerland Capped ETF; and

iShares MSCI Thailand Capped ETF.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective 60 days after filing. The Amendment is being filed primarily to reflect the change in the underlying index for each Fund as follows:

iShares MSCI Austria Capped ETF from MSCI Austria Investable Market Index to MSCI Austria IMI 25/50 Index;

iShares MSCI Brazil Capped ETF from MSCI Brazil Index to MSCI Brazil 25/50 Index;

iShares MSCI Chile Capped ETF from MSCI Chile Investable Market Index to MSCI Chile IMI 25/50 Index;

iShares MSCI Italy Capped ETF from MSCI Italy Index to MSCI Italy 25/50 Index;

iShares MSCI Mexico Capped ETF from MSCI Mexico Investable Market Index to MSCI Mexico IMI 25/50 Index;

iShares MSCI South Korea Capped ETF from MSCI Korea Index to MSCI Korea 25/50 Index;

iShares MSCI Spain Capped ETF from MSCI Spain Index to MSCI Spain 25/50 Index;

iShares MSCI Switzerland Capped ETF from MSCI Switzerland Index to MSCI Switzerland 25/50 Index; and

iShares MSCI Thailand Capped ETF from MSCI Thailand Investable Market Index to MSCI Thailand IMI 25/50 Index.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

(a) iShares MSCI Austria Capped ETF

The iShares MSCI Austria Capped ETF (the “Fund”) seeks to track the investment results of a broad-based index composed of Austrian equities.

The Fund seeks to track the investment results of the MSCI Austria IMI 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the Vienna Stock Exchange. The Underlying Index is a free-float adjusted market capitalization-weighted index with a capping methodology applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include energy, financial and industrials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(b) iShares MSCI Brazil Capped ETF

The iShares MSCI Brazil Capped ETF (the “Fund”) seeks to track the investment results of an index composed of Brazilian equities.

The Fund seeks to track the investment results of the MSCI Brazil 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the BM&FBOVESPA (the Brazilian exchange). The Underlying Index is a free-float adjusted market capitalization-weighted index with a capping methodology applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include consumer staples, financial and materials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(c) iShares MSCI Chile Capped ETF

The iShares MSCI Chile Capped ETF (the “Fund”) seeks to track the investment results of a broad-based index composed of Chilean equities.

The Fund seeks to track the investment results of the MSCI Chile IMI 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the Santiago Stock Exchange. The Underlying Index is a free float-adjusted market capitalization index that is designed to measure broad-based equity market performance in Chile. A capping methodology is applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small- capitalization companies and components primarily include consumer staples, financial and utilities companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(d) iShares MSCI Italy Capped ETF

The iShares MSCI Italy Capped ETF (the “Fund”) seeks to track the investment results of an index composed of Italian equities.

The Fund seeks to track the investment results of the MSCI Italy 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the Milan Stock Exchange. The Underlying Index is a free-float adjusted market capitalization-weighted index with a capping methodology applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include energy, financial, industrial and utilities companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(e) iShares MSCI Mexico Capped ETF

The iShares MSCI Mexico Capped ETF (the “Fund”) seeks to track the investment results of a broad-based index composed of Mexican equities.

The Fund seeks to track the investment results of the MSCI Mexico IMI 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the Mexican Stock Exchange. The Underlying Index is a free-float adjusted market capitalization-weighted index with a capping methodology applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include consumer staples, materials and telecommunications companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(f) iShares MSCI South Korea Capped ETF

The iShares MSCI South Korea Capped ETF (the “Fund”) seeks to track the investment results of an index composed of South Korean equities.

The Fund seeks to track the investment results of the MSCI Korea 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the Stock Market Division of the Korea Exchange. The Underlying Index is a free-float adjusted market capitalization-weighted index with a capping methodology applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include consumer discretionary, financial and information technology companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(g) iShares MSCI Spain Capped ETF

The iShares MSCI Spain Capped ETF (the “Fund”) seeks to track the investment results of an index composed of Spanish equities.

The Fund seeks to track the investment results of the MSCI Spain 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the Madrid Stock Exchange. The Underlying Index is a free-float adjusted market capitalization-weighted index with a capping methodology applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include financial, telecommunications and utilities companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(h) iShares MSCI Switzerland Capped ETF

The iShares MSCI Switzerland Capped ETF (the “Fund”) seeks to track the investment results of an index composed of Swiss equities.

The Fund seeks to track the investment results of the MSCI Switzerland 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the Zurich Stock Exchange. The Underlying Index is a free-float adjusted market capitalization-weighted index with a capping methodology applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include consumer staples, financial and healthcare companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(i) iShares MSCI Thailand Capped ETF

The iShares MSCI Thailand Capped ETF (the “Fund”) seeks to track the investment results of a broad-based index composed of Thai equities.

The Fund seeks to track the investment results of the MSCI Thailand IMI 25/50 Index (the “Underlying Index”), which is a free float-adjusted market capitalization index designed to measure broad-based equity market performance in Thailand. The Underlying Index consists of stocks traded primarily on the Stock Exchange of Thailand (SET). A capping methodology is applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small-capitalization companies and components primarily include energy, financial, materials and telecommunication companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(2) Changes from Recent Filings

Each Fund’s description of its investment strategy and risk factors are specific to the Fund. Each Fund’s portfolio managers are specific to the Fund.

The Amendment follows the general format used in prior Company filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 267 filed pursuant to Rule 485(a)(1) on December 26, 2012, relating to iShares MSCI Belgium Capped ETF (formerly named iShares MSCI Belgium Capped Investable Market Index Fund).

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 267, filed pursuant to Rule 485(a)(1) on December 26, 2012.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information — Taxes When Shares Are Sold,” “Shareholder Information — Creations and Redemptions,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Additional Information Concerning the Company - DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Funds, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer, Esq.
Katherine Drury
Michael Gung
Joel Whipple